August 21, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (650) 378-5313

Mr. Douglas W. Stotlar
Chief Executive Officer
Con-Way Inc.
2855 Campus Drive, Suite 300
San Mateo, CA 94403

   Re: Con-Way Inc.
     Definitive 14A
     Filed March 9, 2007
     File No. 001-05046

Dear Mr. Stotlar:

  We have limited our review of your definitive proxy statement to your executive compensation disclosure and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

  In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

  If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Compensation Committee, page 14

1. Please revise your discussion of the functions performed by your compensation consultants to address, for each compensation consultant, the nature and scope of their assignment, including their role in determining and recommending compensation, and any other material elements of the consultants' functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

2006 Director Compensation, page 19

2. Please disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

3. For each director, please disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

Compensation of Executive Officers, page 21

Attracting, Retaining and Motivating Highly Talented Executives, page 22

4. We note that you benchmark your compensation against companies in two peer groups: the Dow Jones Transportation Average and a general industry peer group. Please identify the companies in the general peer group and describe how the company's "relative size" is measured and how it impacts its benchmarking activities. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, to the extent actual compensation was outside of the disclosed targeted percentile ranges, please explain why.

Elements of Compensation, page 23

5. Please provide an expanded analysis of the levels of compensation paid to the named executive officers. For example, with respect to the awarding of stock options and "special bonuses and awards", you should provide an expanded analysis of how you arrived at and why you paid these levels of compensation for 2006. For each element of compensation, please ensure that you provide a reasonably complete analysis of the specific factors considered by the committee

in ultimately approving specific pieces of each named executive officer's compensation package and the reasons why the committee believes that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions.

6. It appears that you have not provided a quantitative discussion of all the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please discuss the specific items of company and subsidiary performance used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

7. Your disclosure suggests that compensation is significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Rohr. See Item 402(b)(2)(vii) of Regulation S-K.

8. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. Please provide a detailed analysis of how and why the compensation and equity awarded to Mr. Stotlar differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss on an individualized basis.

Short-Term Incentive Compensation, page 24

9. Please describe the circumstances under which payouts may exceed maximum
    levels.

Value Management Plan Awards, page 27

10. Please expand your disclosure to discuss the factors considered in determining
    whether awards for an executive employed by a subsidiary will be based upon
    EDITDA/ROCE for the company or the subsidiary.

Termination of Employment Following a Change in Control, page 31

11. Please describe and explain how the appropriate payment and benefit levels are
    determined under the various circumstances that trigger payments or provision of
    benefits under the severance agreements and change of control agreements. See
    paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also please
    discuss how these arrangements fit into your overall compensation objectives and
    affect the decisions you made regarding other compensation elements and the
    rationale for decisions made in connection with these arrangements.

2006 Summary Compensation Table, page 40

12. Please disclose all assumptions made in the valuation of awards in the stock
    awards column of the table by reference to a discussion of those assumptions in
    your financial statements, footnotes to the financial statements, or discussion in
    management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and
    (vi) of Regulation S-K.

Outstanding Equity Awards at 2006 Fiscal Year-End, page 43

13. Please disclose the vesting dates of options, shares of stock and equity incentive
    plan awards held at fiscal-year end by footnote to the applicable column where
    the outstanding award is reported. Refer to Instruction 2 to Item 402(f)(2) of
    Regulation S-K.

2006 Nonqualified Deferred Compensation, page 48

14. Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K,
    please include a footnote quantifying the extent to which amounts reported in the
    contributions and earnings columns are reported as compensation in the last
    completed fiscal year in the registrant's Summary Compensation Table and
    amounts reported in "Aggregate Balance December 31, 2006" previously were

reported as compensation to the named executive officer in the registrant's Summary Compensation Table for prior years.

15. We note the disclosure in footnote (3), which briefly discusses the method by which investment earnings are calculated. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure, which requires quantification of interest rates and other earnings measures applicable during the last fiscal year.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor